[Wachtell, Lipton, Rosen & Katz Letterhead]

May 17, 2013

VIA EDGAR AND FEDERAL EXPRESS

Ms. Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	Constellium Holdco B.V.
Amendment No. 1 to Registration Statement on Form F-1
Filed May 14, 2013
File No. 333-188556

Dear Ms. Long:

On behalf of Constellium Holdco B.V., a company incorporated in the Netherlands that will be renamed Constellium N.V. (the “Company” and, together with its subsidiaries, “Constellium”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated May 16, 2013, with respect to the Registration Statement referenced above. We have included in this letter, where relevant, responses forwarded to us by representatives of the Company regarding the Staff’s comments relating to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

With this letter, the Company is filing a further amendment to its Registration Statement on Form F-1 (“Amendment No. 2”). We are providing supplementally to the Staff six copies of

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 17, 2013

Amendment No. 2 blacklined to show the changes to the Registration Statement Amendment No. 1 that we filed on May 13, 2013. All page references in the responses set forth below are to the pages of Amendment No. 2. All capitalized terms used but not defined herein have the meanings given to them in Amendment No. 2.

Exhibit 5.1

1.	We note your response to comment 15 in our letter dated May 9, 2013 stating that counsel will not be able to ascertain whether payment for the Secondary Shares will be made in full and therefore it is not able to opine as to whether there are sufficient reserves to cover payment for the Secondary Shares. Since the issuance of the prorata shares to the selling shareholders does not involve payment of consideration by them and the prospectus contemplates the prorata issuance to be completed prior to the commencement of the offering, the sale of shares by the selling shareholders should represent sale of shares outstanding prior to the IPO. As such, please have counsel revise its opinion to remove the assumption in Section 3(b).

In response to the Staff’s comment, counsel has revised Exhibit 5.1 and removed assumption 3(b). Please refer to revised Exhibit 5.1.

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If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1128 or Alison M. Zieske at (212) 403-1107.

Very truly yours,

/s/ Karessa L. Cain

Karessa L. Cain

Enclosure

cc:	Jeremy Leach (Constellium Holdco B.V.)
Keith L. Halverstam (Latham & Watkins LLP)